ARKEMA

June, 20th 2008

08003492

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

SEC Mail Processing Section

JUN 25 2008

Washington, DC
110

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Enclosed documents

- Press release : " Arkema Appointments "

- Presse release : Proposes reorganization and optimisation plan presented by the Arkema subsidiary Alphacan "

ARKEMA

The world is our inspiration

Press release
Communiqué de presse

Colombes, June 17th 2008

Arkema Appointments

Effective July 1st 2008, Marie-Pierre Chevallier, present Group President of the Hydrogen Peroxide BU is being appointed Group President of the Acrylics BU. At the same date, Xavier Durand-Delacre is being appointed Group President of the Hydrogen Peroxide BU

49 year old, ***Marie-Pierre Chevallier*** *graduated from Essec, and joined Elf Atochem in 1983, where she held a number of posts in marketing and in sales until 1991. She then became responsible for European Affairs within the Corporate Planning and Strategy Division, before becoming Styrene Business Manager in the Petrochemicals Business Unit, and later Vice President Corporate Planning and Strategy. In 2002, she became General Manager for Atofina's Refrigerant range. She was appointed Group President of the Hydrogen Peroxide Business Unit in 2004 when Arkema was established.*

46 year old, ***Xavier Durand-Delacre*** *is a graduate from Ecole Polytechnique and a graduate engineer from Ponts et Chaussées. He began his career in 1988 at the Ministry of Infrastructure as Head of Large Structural Works at the Departmental Directorate of Infrastructure, and in 1994 joined the Water Authority for the Seine-Normandy region as Director of Industrial and International Affairs.*
He joined Elf Atochem in 1998, where he held functions in sales, before becoming Regional Manager for the Fluorochemicals and Oxygenated Products activities in Asia. In 2004 he transferred to Arkema's Thiochemicals Business Unit as Development Director. Since May 2005, he has held the post of Global General Manager for mercaptans and specialties within the Thiochemicals Business Unit.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and 6 research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Contacts:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tél. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

ARKEMA

The world is our inspiration

Press release

Communiqué de presse

Colombes, June 19th 2008

Proposed reorganization and optimization plan presented by the Arkema subsidiary Alphacan

The management of Alphacan, an Arkema subsidiary, yesterday presented to the Central Works Council a draft reorganization plan to improve the Company's competitiveness by optimizing its structures and reducing its operating costs.

A specialist in the extrusion of plastics, primarily PVC, Alphacan produces pipes and profiles for the construction and public works markets. In these highly competitive markets, the progress achieved and the ongoing improvement in competitiveness will allow Alphacan to secure a long-term standing among other producers.

The cost-cutting plan presented by Alphacan concerns its headquarters in La Celle Saint-Cloud (Yvelines) and its Gaillac plant (Tarn) in France. It essentially entails the rationalization of support functions at both these sites by streamlining the operation of the teams and adapting their organizational structure accordingly.

The implementation of the plan, which should result in the loss of 15 posts at the La Celle Saint-Cloud headquarters and a further 14 at the Gaillac industrial facility, is subject to the preliminary legal information and consultation process involving the trade unions. Alphacan is committed to taking the necessary measures to find solutions for every staff member concerned by this plan, in particular through internal or external redeployment.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and 6 research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

INVESTOR RELATIONS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

PRESS CONTACTS :

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END